

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Mr. Gregory E. McKelvey
President/CEO/Director
Animas Resources Ltd.
410 – 325 Howe Street
Vancouver, British Columbia
Canada V6C 1Z7

      Re: Animas Resources Ltd.
              Form 20-F for Fiscal Year Ended December 31, 2009
              Filed July 13, 2010
              Form 20-F/A for Fiscal Year Ended December 31, 2009
              Filed August 18, 2010
              Response Letter Dated August 18, 2010
              File No. 0-53294

Dear Mr. McKelvey:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

              Sincerely,

              Mark C. Shannon
              Branch Chief